

December 10, 2010

Mr. Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corporation
One Front Street, Suite 925
San Francisco, CA 94111

     Re: Cronos Global Income Fund XV, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
            and September 30, 2010
            File No. 000-23886

            Cronos Global Income Fund XVI, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
            and September 30, 2010
            File No. 000-27496

Dear Mr. Vaughan:

     We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     John Cash
                     Accounting Branch Chief